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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE TO/A

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                           ---------------------------

                                 FINAL AMENDMENT

                          Hussmann International, Inc.
                            (Name of Subject Company)

                           ---------------------------

                             Ingersoll-Rand Company

                                       and

                              IR Merger Corporation
                     (Names of Filing Persons ("Offerors"))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    448110106
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                            Patricia Nachtigal, Esq.
                       Vice President and General Counsel
                             Ingersoll-Rand Company
                               World Headquarters
                             200 Chestnut Ridge Road
                        Woodcliff Lake, New Jersey 07675
                                 (201) 573-0123
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                           ---------------------------

                                    Copy to:

                              James M. Cotter, Esq.
                              Mario A. Ponce, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000

                            CALCULATION OF FILING FEE


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
        TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
        ----------------------                          --------------------
            $1,552,358,487                                  $310,471.70

================================================================================
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $29.00 cash per share and 50,593,522 shares of Common Stock outstanding as of May 8, 2000 and 2,936,081 shares of Common Stock represented by currently exercisable stock options.



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                                                                               2

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $311,193.36

         Form or Registration No: Schedule TO

         Filing Party:  Ingersoll-Rand Company and IR Merger Corporation

         Date Filed:  May 16, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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
                                                                               3


                  This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed on May 16, 2000 and amended by Amendment No. 1 thereto filed on May 30, 2000, Amendment No. 2 thereto filed on June 6, 2000 and Amendment No. 3 thereto filed on June 13, 2000 relating to the offer by IR Merger Corporation (the "Purchaser"), a Delaware corporation, and a wholly-owned subsidiary of Ingersoll-Rand Company ("Parent"), a New Jersey corporation, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Hussmann International, Inc. (the "Company"), a Delaware corporation, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of July 15, 1999, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (together with the Common Stock, the "Shares"), at a price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

                  All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

                  Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

                  At 12:00 Midnight, New York City Time, on Tuesday, June 13, 2000, the Offer expired. Based on the information provided by the Depositary, approximately 47,795,048 Shares (which number includes approximately 1,616,010 Shares subject to guarantee of delivery), representing in excess of 93% of the outstanding Shares, were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $29.00 per Share in cash.

                  Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the General Corporation Law of the state of Delaware (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held by the Company or by Parent other than Shares in accounts beneficially owned by third parties, which will automatically be cancelled and will cease to exist and no cash or other consideration will be delivered or deliverable in exchange therefor, and other Shares, if any, held by Holders who have not voted such Shares in favor of the Merger and who have perfected their appraisal rights under the DGCL) will be canceled, extinguished and converted into the right to receive $29.00 per Share in cash, without interest thereon, less any applicable withholding taxes.

                  The consummation of the Offer was publicly announced in a press release issued by Parent on June 14, 2000 a copy of which is filed as Exhibit (a)(14) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

         A copy of the press release, dated June 14, 2000, announcing the consummation of the Merger is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

         Exhibit (a)(14)   Press Release issued by Ingersoll-Rand
                           Company, dated June 14, 2000, announcing the consummation of the Merger.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000       Ingersoll-Rand Company

                           By:  /S/ PATRICIA NACHTIGAL
                               --------------------------------------
                                 Name: Patricia Nachtigal
                                 Title: Vice President and General Counsel

Dated: June 14, 2000       IR Merger Corporation



                           By:  /S/ PATRICIA NACHTIGAL
                               --------------------------------------
                                  Name: Patricia Nachtigal
                                  Title: Vice President and Assistant Secretary